Wessex House, 4th Floor
45 Reid Street
Hamilton HM 12 Bermuda

441-278-9250
441-278-9255 fax

December 4, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:	Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-16209

Dear Mr. Rosenberg:

As discussed by telephone on November 9, 2006 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are responding to the additional comments of the Staff relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2005.  We have included our responses to your comments (shown in italics) as draft text that would be included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 if we were to prepare the filing today. These responses supplement and in some cases replace the information provided to the Staff on September 29, 2006.  Please note that the disclosures will be modified in order to reflect our actual results, as well as other additional information which becomes available before the filing is made.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John D. Vollaro
John D. Vollaro
Executive Vice President, Chief
Financial Officer and Treasurer

cc:  Dana Hartz

1.  We note on page three of your response that a key objective of your actuaries in developing estimates of ultimate loss reserves is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected reliably.  Based on your response, it appears that your key assumptions are the expected loss ratios.  For each line of business, please expand your disclosures to discuss how these ratios have changed in the past, how those changes have been reflected in your current assumptions and the reasonably likely change in these assumptions in the future.

In response to this comment, the Company proposes to expand its disclosure on its reserves for losses and loss adjustment expenses in the Management’s Discussion and Analysis to include the following:

The expected loss ratios used in the initial reserving process for our insurance operations’ property business have varied over time due to changes in pricing, reinsurance structure, estimates of catastrophe losses, policy changes (such as attachment points, class and limits) and geographical distribution. As a result of the weather-related catastrophic events in the second half of 2005 (and to a lesser extent in 2004), there has been a substantial improvement in rates and market conditions in property lines. As losses in property lines are reported relatively quickly, expected loss ratios are selected for the current accident year based upon actual attritional loss ratios for earlier accident years, adjusted for rate changes, inflation, changes in reinsurance programs and expected attritional losses based on modeling. Due to the short-tail nature of property business, reported loss experience emerges quickly and ultimate losses are known in a reasonably short period of time.

The expected loss ratios used in the initial reserving process for our insurance operations’ casualty business for recent accident years have not varied significantly from earlier accident years due to the long-tail nature of the business written and the limited number of years of historical experience available for use in projecting loss experience using standard actuarial methods. As the credibility of historical experience for earlier accident years increases, the experience from these accident years will be given a greater weighting in the actuarial analysis to determine future accident year expected loss ratios, adjusted for changes in pricing, loss trends, terms and conditions and reinsurance structure.

The expected loss ratios used in the initial reserving process for our insurance operations’ program business have varied over time depending on the type of exposures written (casualty or property) and changes in pricing, loss trends, reinsurance structure and changes in the underlying business.

In general, the expected loss ratios for executive assurance, professional liability and healthcare business for recent accident years have not varied significantly from earlier accident years since this business is primarily written on a claims-made basis and is subject to high severity, low frequency losses. In addition, only a limited number of years of historical experience is available for use in projecting loss experience using standard actuarial methods. As the credibility of historical experience for earlier accident years increases, the experience from these accident years will be given a greater weighting in the actuarial analysis to determine future accident year expected loss ratios, adjusted for the occurrence (or lack of) large losses, changes in pricing, loss trends, terms and conditions and reinsurance structure.

The expected loss ratios used in the initial reserving process for our insurance operations’ construction and surety business for recent accident years have not varied significantly from earlier accident years due to the medium-tail nature of the business written and the limited number of years of historical experience available for use in actuarial methods. As the credibility of historical experience for earlier accident years increases, the experience from these accident years will be given a greater weighting in the actuarial analysis to determine future accident year expected loss ratios, adjusted for anticipated changes in the regulatory environment, pricing, loss trends, terms and conditions and reinsurance structure.

The expected loss ratios used in the initial reserving process for our reinsurance operations’ property exposures have varied over time due to changes in pricing, reinsurance structure, estimates of catastrophe losses, terms and conditions and geographical distribution. As losses in property lines are reported relatively quickly, expected loss ratios are selected for the current underwriting year incorporating the experience for earlier underwriting years, adjusted for rate changes, inflation, changes in reinsurance programs, expectations about present and future market conditions and expected attritional losses based on modeling. Due to the short-tail nature of property business, reported loss experience emerges quickly and ultimate losses are known in a reasonably short period of time.

The expected loss ratios used in our reinsurance operations’ initial reserving process for medium-tail and long-tail contracts have varied over time due to changes in pricing, terms and conditions and reinsurance structure. As the credibility of historical experience for earlier underwriting years increases, the experience from these underwriting years will be used in the actuarial analysis to determine future underwriting year expected loss ratios, adjusted for changes in pricing, loss trends, terms and conditions and reinsurance structure.

2.  Please tell us how you believe that the incremental provision complies with paragraph 17 of SFAS 60.  In addition, please tell us how you determined to reduce the incremental provision during 2004 and 2005 and the incremental provision included in your loss reserves as of December 31, 2005.

The provision recorded by the Company in 2002 and 2003 was related to insured events that occurred in 2002 and 2003, as required under SFAS No. 60. The reasons for the provision and the Company’s determination to reduce the provision in 2004 and 2005 are shown below. The Company proposes to expand its disclosure on its reserves for losses and loss adjustment expenses in the Management’s Discussion and Analysis to include the following:

The process of estimating Loss Reserves for our reinsurance operations involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain. The inherent uncertainties of estimating such reserves are even greater for reinsurers than for insurers due to the longer claim-tail for reinsurers, the reliance on premium estimates in the reserving process, the diversity and instability of loss development patterns, the necessary reliance on the ceding companies for information regarding reported claims and the differing reserving practices among ceding companies. In addition, as a result of the start up nature of our reinsurance operations in 2002 and 2003, the assumptions used in the initial loss estimates were subject to greater uncertainty than for an established company, especially for casualty reinsurance exposures (which have a longer claim-tail and involve a higher degree of judgment by management than short-tail lines). In the reserving process in 2002 and 2003, our reinsurance operations recognized that there is a possibility that the assumptions made could prove to be inaccurate due to the factors discussed above related to the start up nature of their operations in both periods.

In response to such factors, and their impact on the credibility of the initial loss estimates for casualty reinsurance exposures, a provision was included in establishing our reinsurance operations’ net Loss Reserves in 2002 and 2003 on casualty losses occurring prior to each balance sheet date. As of December 31, 2003, the provision, included in IBNR, was $49.0 million (or 5.0% of our reinsurance operations’ net Loss Reserves). Due to the additional data our reinsurance operations had gained on its existing book of business by the end of 2003, it was determined that it was no longer necessary to continue to include a provision in the reserving process beginning in 2004. Based on the recommendation of an independent actuarial firm, our reinsurance operations adopted a methodology to evaluate the existing provision by comparing actual claims experience to a schedule of expected claims experience prepared by the independent actuarial firm. If the actual claims experience is in line with the expected claims experience, a reduction of the provision is made based on the schedule established in the review. For the years ended December 31, 2006, 2005 and 2004, following reviews of actual and expected claims experience, our reinsurance operations reduced the provision by $     million, $12.1 million and $7.3 million, respectively. At December 31, 2006, the remaining provision included in our reinsurance operations’ Loss Reserves was $      million (or    % of our reinsurance operations’ net Loss Reserves), compared to $29.6 million (or 1.3% of our reinsurance operations’ net Loss Reserves) at December 31, 2005.